November 25, 2009
VIA EDGAR TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jonathan Wiggins
RE: Penson Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31 and June 30, 2009
Schedule 14A filed April 8, 2009
File No. 001-32878
Dear Mr. Wiggins:
     We are writing in response to the comment letter sent by the Staff of the Securities and Exchange Commission to Penson Worldwide, Inc. (the “Company”) dated November 17, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2008, Forms 10-Q for the periods ended March 31 and June 30, 2009 and Schedule 14A filed April 8, 2009, File No. 001-32878. The numbered paragraphs below represent the numbered paragraphs in the Comment Letter, and our response to the Staff’s comments follows.
Schedule 14A filed April 8, 2009
1.	We note your response to comments 7, 8 and 9 of our letter dated August 18, 2009. Please provide us supplemental disclosure as to how you intend to comply with these prior comments.
     In response to comment 7 of the Staff’s letter dated August 18, 2009 (the “August Letter”), in future filings we will discuss several additional factors that our compensation committee evaluates in determining the levels of cash and equity compensation awarded to each of our named executive officers in greater detail. These factors include the difficulty and number of responsibilities assigned to each officer by the Board of Directors and the Company’s management, the individual performance of each officer with respect to those responsibilities and other matters specific to the year in question.
     In response to comment 8 of the August Letter, in future filings, we will discuss the individual performance goals set for each of our named executive officers, as established by the Board of Directors and the Company’s management, in greater detail. This discussion will include the individual’s contributions toward achieving specific Company-wide financial targets as well as the individual’s performance of non-financial goals specifically designated to that individual. These goals might include evaluation and mitigation of corporate risk, evaluation and decision making with respect to corporate acquisition targets, cost savings and improvement of the Company’s operations generally.
     In response to comment 9 of the August Letter, as we noted in our response to the August Letter, we have disclosed in previous filings, and plan to continue to disclose in future filings, that target compensation levels for our executive officers were established by the compensation committee in consultation with an independent compensation consultant and the Company’s chief executive officer, subject to the limitations of employment agreements in place with certain of our executive officers. We further noted that our compensation committee sets each named executive officer’s annual target bonus as a percentage of salary based upon the median of the competitive benchmark data for each position. By this statement, we had intended to convey that the annual target bonus percentage of salary was compared against the data supplied to us by our compensation consultant, who as noted in past filings, advised us as to general market practice on current executive compensation standards. The compensation consultant did not, however, provide data that the compensation committee felt was adequate for specific benchmarking purposes. We realize the ambiguity of the statement made in our previous filing and in future filings we will clarify that the Company’s methodology for setting compensation has been based upon management recommendations and the advice of our compensation consultants concerning corporate practices in the marketplace generally, rather than benchmarking against other specific companies.
2.	We note your response to comment 9 of our letter. In response to our comment, you state that the initial target annual cash bonuses are set by the compensation committee. Further, you state that the committee sets each named executive officer’s annual target bonus as a percentage of salary based upon the median of the competitive benchmark data for each position. It therefore appears that you benchmark compensation. Because you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median. Additionally, please include this disclosure in future filings. Further, please clarify that you do benchmark compensation in the section “Methodology for Setting Compensation.”
     As noted in our response to the Staff’s first comment, all executive compensation has been set by our compensation committee based on management recommendations, the advice of our compensation consultants and the experience of the members of the Committee, and not benchmarked against other specific companies. In future filings, we will clarify our past statement to reflect the nature of our process and the broad-based market review undertaken rather than a specific industry benchmarking process. We will also specifically note any changes to our methodologies for setting executive compensation. We hereby advise the Staff that, unless we change our methodology for setting executive compensation, based upon our responses to the Staff’s comments, in future filings we will continue to note that we do not engage in benchmarking against any specific other companies.
     In connection with the above responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments in connection with this response please call me at 214-765-1533.

Sincerely,
Penson Worldwide, Inc.
By:	/s/ Kevin W. McAleer
	Name:	Kevin W. McAleer
	Title:	Executive Vice President & Chief Financial Officer